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SEC FILE NUMBER

8- 47997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emergent Financial Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 West 78th Street, Suite 115
(No. and Street)

Edina (City) MN (State) 55439-2535 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Philip Wright 952-829-1212
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

11000 Prairie Lakes Drive, Suite 410 (Address) Eden Prairie (City) MN (State) 55344 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Rachael Marie Rudnik
Notary Public
Dakota County


RACHAEL MARIE RUDNIK
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERGENT FINANCIAL GROUP, INC.

Table of Contents


EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying balance sheets of **Emergent Financial Group, Inc.** as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Emergent Financial Group, Inc.,** as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Eide Bailly LLP

January 17, 2002
Eden Prairie, Minnesota

11000 Prairie Lakes Drive • Suite 410 • Eden Prairie, Minnesota 55344-3800 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

	2001	2000
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commission payable	**$ 30,000**	$ 19,760
Accounts payable	**7,007**	7,747
Accrued expenses	**26,256**	27,565
Income taxes payable	**300**	300
Current portion of capital lease obligation	**6,923**	-
Total current liabilities	**70,486**	55,372
CAPITAL LEASE OBLIGATION, less current portion	**4,932**	-
STOCKHOLDER'S EQUITY		
Total Shares Authorized: 500,000 shares		
Preferred stock, $1 par value, 50,000 shares issued and outstanding	**50,000**	-
Common stock, no par value;1,000 shares issued and outstanding	**220,000**	220,000
Additional paid-in capital	**78,875**	75,000
Accumulated deficit	**(225,152)**	(142,847)
	123,723	152,153
	$ 199,141	**$ 207,525**

EMERGENT FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Commission income	$ **1,093,468**	$ 794,173
Interest	**32,736**	14,855
Other	**18,056**	5,330
	1,144,260	814,358
EXPENSES		
Commissions	**584,938**	407,653
Employee compensation and benefits	**250,567**	117,788
Floor brokerage and clearance	**141,872**	83,832
Professional and legal expenses	**14,852**	19,008
Consulting fees	**-**	83,625
Board of director fees	**6,000**	18,000
Occupancy and equipment	**44,224**	29,642
Communications	**90,638**	37,494
Other operating expenses	**93,174**	36,263
	1,226,265	833,305
LOSS BEFORE INCOME TAXES	**(82,005)**	(18,947)
INCOME TAX PROVISION	**300**	300
NET LOSS	$ **(82,305)**	$ (19,247)

EMERGENT FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
BALANCE, DECEMBER 31, 1999	-	$ -	21,053	$ 220,000	$ -	$ (123,600)	$ 96,400
Issuance of common stock			1,000	-			-
Capital contribution	-	-	-	-	75,000	-	75,000
Cancellation of common stock			(21,053)	-			-
Net loss	-	-	-	-	-	(19,247)	(19,247)
BALANCE, DECEMBER 31, 2000	-	-	1,000	220,000	75,000	(142,847)	152,153
Issuance of preferred stock	50,000	50,000	-	-	-	-	50,000
Capital contribution					3,875		3,875
Net loss	-	-	-	-	-	(82,305)	(82,305)
BALANCE, DECEMBER 31, 2001	50,000	$ 50,000	1,000	$ 220,000	$ 78,875	$ (225,152)	$ 123,723

See Notes to Financial Statements

EMERGENT FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net loss	$ (82,305)	$ (19,247)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	8,906	4,975
Non-cash consulting fees	-	25,000
(Increase) decrease in:		
Receivable from clearing organization	(17,764)	(74,939)
Clearing deposits	-	(25,000)
Other	(1,935)	(3,165)
(Decrease) increase in:		-
Commissions payable	10,240	19,760
Accounts payable	(740)	4,148
Accrued expenses	(1,309)	27,565
Income tax payable	-	300
NET CASH USED FOR OPERATING ACTIVITIES	(84,907)	(40,603)
INVESTING ACTIVITIES		
Purchase of furniture and equipment	(6,105)	(35,511)
Purchase of marketable securities	(8,787)	-
Proceeds from sale of furniture and equipment	25,000	-
Repayment of advance to stockholders	-	50,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	10,108	14,489
FINANCING ACTIVITIES		
Proceeds from issuing preferred stock	50,000	-
Payments on capital lease obligations	(1,855)	-
Capital contributions	-	75,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	48,145	75,000
NET INCREASE (DECREASE) IN CASH	(26,654)	48,886
CASH, BEGINNING OF YEAR	61,255	12,369
CASH, END OF YEAR	$ 34,601	$ 61,255

(continued on next page)

STATEMENTS OF CASH FLOWS-page 2

	2001	2000
SUPPLEMENTAL DISCLOSURES OF NON CASH INVESTING AND FINANCING ACTIVITES		
Cash paid during the year for:		
Income taxes	$ 300	$ -
Interest	$ 285	$ -
Consulting fees incurred as payment on due from related party	$ -	$ 25,000
Capital lease obligations incurred for use of equipment	$ 13,710	$ -

EMERGENT FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE 1 - ORGANIZATION

Emergent Financial Group, Inc., (the Company) is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of VTMW Capital Management, Limited. Principal business activities include a full range of security services for investors in various parts of the United States.

In March of 2000, the Company commenced its planned operations. Previously, the Company had been in the development stage.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Receivable

Commission receivable represents accruals for amounts due from the Company's clearing organization related to customer transactions. Management anticipates no substantial loss from the receivable balance. Therefore, no reserve was established at December 31, 2001 and 2000.

Furniture and Equipment

Furniture and equipment are stated at cost. Repairs and maintenance are expensed as incurred. When equipment is retired or disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations.

The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation, including the current year expense election, are used for income tax purposes. The estimated lives of the assets range from 3 to 7 years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Marketable Securities

Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations

Revenue Recognition and Securities Transactions

Purchase and sales of securities and the related commission revenue and expenses are recorded on a trade date basis.

Reclassifications

Certain reclassifications were made to the 2000 financial statements in order to conform to the current year presentation.

(continued on next page)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001 the Company had net capital, as computed under the rule, of $94,355 and its ratio of aggregate indebtedness to net capital was .80 to 1.

NOTE 4 – CAPITAL LEASE OBLIGATION

On August 22, 2001, the Company entered into a capital lease arrangement for new telephones and equipment. The terms of the lease include monthly payments of $535 for 24 months with an annual interest rate of 8%. In December, the Company acquired additional telephones increasing the monthly payment to $635 effective January 1, 2002.

The future obligations under this capital lease agreement are as follows:

Year Ending December 31,	Amount
2002	$ 7,620
2003	5,080
	12,700
Less amount representing interest	(845)
	11,855
Current portion of obligation	(6,923)
Long-term portion of obligation	$ 4,932

Cost of assets acquired through capital lease is $13,710 and is included in computer and telecommunication equipment. Accumulated amortization on assets acquired through this capital lease as of December 31, 2001 was $1,523 and is included in accumulated depreciation. Amortization expense is included in depreciation expense.

(continued on next page)

NOTE 5 – INCOME TAXES

In 2000, a change in the ownership of the Company occurred. This change in ownership caused a Section 382 limitation on the Company's current federal and state net operating losses. A Section 382 limitation limits the amount of net operating losses that may be used in a given year to offset current income tax liabilities. The Company has federal and state net operating loss carryfowards available for tax purposes of approximately $220,400 and $106,500 as of December 31, 2001 and 2000 respectively, which expire through 2021.

The Company has a deferred tax asset and valuation allowance of approximately $33,600 and $16,300 as of December 31, 2001 and 2000. Due to the valuation allowance, there are no deferred tax assets on the balance sheet.

The provision for income taxes represents the minimum registration fee payable to the state of Minnesota.

NOTE 6 - RELATED PARTIES

During 1999, the Company advanced $25,000 to PGSC, a company affiliated with the former stockholders. The advances were non-interest bearing and were due on demand at December 31, 1999. The advance was repaid in exchange for consulting services during the year ended December 31, 2000.

During 2000, the Company paid fees of $19,050 to PGSC, a company affiliated with the former stockholders, for bookkeeping services, rent for office space, and receptionist services.

During 2001, the Company transferred fixed assets with a net book value of $21,125 to VTMW Capital Management, Limited, the Company's sole stockholder, in exchange for $25,000. The transaction resulted in excess of proceeds over book value of $3,875, which was recorded as additional paid-in capital. The Company, without charge, is using these assets.

The Company paid board of director fees to one of the owners of the parent company in the amount of $6,000 and $18,000 for the years ended December 31, 2001 and 2000, respectively.

NOTE 7 – LEASE COMMITTMENTS

During 2001, the Company relocated from its current office building to another building owned by the same landlord, effectively terminating the original lease agreement that expired June 30, 2003.

The Company entered into a new lease agreement for the new space that expires November 1, 2005. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes.

The Company leases equipment under a lease agreement expiring July 17, 2005.

Rent expense for the years ended December 31, 2001 and 2000 was $35,063 and $28,480, respectively.

(continued on next page)

Minimum rental payments due under noncancelable operating leases are as follows:

Years ending December 31,	Amount
2002	$ 37,379
2003	38,038
2004	38,697
2005	31,441
	$ 145,555

NOTE 8 – EMPLOYEE BENEFIT PLAN

401(k) Plan

In 2000, the Company established a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company may make contributions to the plan solely on a discretionary basis. No Company contribution was made for the fiscal years ended December 31, 2001 and 2000.

NOTE 9 – STOCKHOLDER'S EQUITY

During the year ended December 31, 2000, 21,053 shares of no par common stock were cancelled and 1,000 shares of no par common stock were issued. Therefore, stockholder's equity as of December 31, 2000 has been restated to properly reflect these transactions. The restatement had no effect on retained earnings.

During 2001, the Company issued 50,000 shares of preferred stock to its parent company, VTMW Capital Management, Limited.

Holders of preferred shares are entitled to receive, out of any funds legally available therefore, non-cumulative dividends in an amount equal to 9% per annum, payable when and only if declared by the company's board of directors. Holders of preferred shares are not entitled to vote with holders of the Company's common stock regarding the election of directors or other matters presented to the shareholders.

NOTE 10 – CONCENTRATIONS

The Company has receivables from and deposits with one security clearinghouse in the amount of $92,703 and $109,939 at December 31, 2001 and 2000, respectively.

EMERGENT FINANCIAL GROUP, INC.

SUPPLEMENTARY INFORMATION

EMERGENT FINANCIAL GROUP, INC.

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

NET CAPITAL

STOCKHOLDER'S EQUITY	$	123,723
DEDUCTIONS:		
Nonallowable assets:		
Furniture and equipment, net of accumulated depreciation		22,950
Deposit on lease agreement		5,100
Total nonallowable assets		28,050
Tenative net capital		95,673
Haircuts:		
Investment		1,318
Total haircuts		1,318
NET CAPITAL	$	94,355
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
AGGREGATE INDEBTEDNESS	$	75,418
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.80 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2001

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	106,658
Net audit adjustments to financial statements		(12,303)
Net capital per above	$	94,355

EMERGENT FINANCIAL GROUP, INC.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under paragraph k(2)(ii) and has signed a mandatory restrictive letter with the National Association of Securities Dealers, Inc (NASD) to this effect and, accordingly, is not required to make the periodic computation or reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ending December 31, 2001.

EMERGENT FINANCIAL GROUP, INC.

Schedule III

RECONCILIATION OF COMUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2001

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

EMERGENT FINANCIAL GROUP, INC.

Schedule IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholder
Emergent Financial Group, Inc.
Edina, Minnesota

In planning and performing our audits of the financial statements of **Emergent Financial Group, Inc. (the Company),** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

January 17, 2002
Eden Prairie, Minnesota

EMERGENT FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000